UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2026

David Phipps
Chief Executive Officer
NextPlat Corp
400 Ansin Blvd, Suite A
Hallandale Beach, FL 33009

Re: NextPlat Corp
Registration Statement on Form S-3
Filed May 6, 2026
File No. 333-295602

Dear David Phipps:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Marion Graham at 202-551-6521 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology